04015289

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- ~~24663~~ 24662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative/CW Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Rockledge Drive, Suite 400 A
(No. and Street)

Bethesda (City) Maryland (State) 20817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph K. Speicher (301) 589-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berlin, Ramos & Company, P.A.
(Name – *if individual, state last, first, middle name*)

11200 Rockville Pike, Suite 115 (Address) Rockville, (City) Maryland (State) 20852 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative/CW Equities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Title

Notary Public
My commission expires 10/1/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BR & COMPANY
BERLIN, RAMOS & COMPANY, P.A.

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

March 12, 2004

Creative/CW Equities
Bethesda, Maryland

SEC File Number 8-24663

Attached please find newly signed and dated audit opinion and Part III Facing Page, and Report on Internal Control.

Our auditor's registration in the state of Maryland had not been renewed (due to an internet registration error) as of the original audit report date. Our auditor's registration was reinstated by March 4, 2004 and the attached report is dated March 5, 2004.

Please contact us if there are any questions.

Berlin, Ramos & Company, P.A.

Berlin, Ramos & Compay, P.A.

11200 Rockville Pike + Suite 115 + Rockville, Maryland 20852 + Telephone (301) 589-9000 + (301) 589-5464 Fax

March 9, 2004

NASD

Mr. Warren F. Siegel
Creative/CW Equities Corporation
6700 Rockledge Drive, #400A
Bethesda, MD 20817

Dear Mr. Siegel:

This will acknowledge receipt of your December 31, 2003 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that the accountant who performed the audit was not duly registered in the State of Maryland on the date the audit was signed. In accordance with SEC Rule 17a-5(f)(i), the accountant must be duly registered and in good standing as such under the laws of his place of residence or principal office.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of NASD's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the following by March 23, 2004:

- A newly signed and dated audit opinion by your auditor who is now duly registered in the Stare of Maryland; and
- A clear explanation as to why it is being done.

In addition, a copy must be sent both to NASD, and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

Your prompt attention should be given to this matter. If you have any questions, please contact Rachel A. Shirley, Field Supervisor, at (215) 963-2609.

Sincerely,

Donald K. Litteau
Supervisor of Examiners

DKL/ael
Enclosures

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103-2929

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Berlin, Ramos & Company
Certified Public Accountant
11200 Rockville Pike
Suite 115
Rockville, MD 20852

BR
COMPANY
BERLIN, RAMOS
& COMPANY, P.A.

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS
CREATIVE/CW EQUITIES CORPORATION
BETHESDA, MARYLAND

We have audited the accompanying statement of financial condition and computation of net capital of Creative/CW Equities Corporation as of December 31, 2003 and the related statements of income, cash flows and changes in stockholders' equity for the period from January 1, 2003 to December 31, 2003, included in the accompanying Annual Audited Report, Form X-17 A-5 Part III. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative/CW Equities Corporation as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

11200 Rockville Pike + Suite 115 + Rockville, Maryland 20852 + Telephone (301) 589-9000 + (301) 589-5464 Fax

CERTIFIED PUBLIC ACCOUNTANTS

BERLIN, RAMOS
& COMPANY, P.A.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berlin, Ramos & Company, P.A.

BERLIN, RAMOS & COMPANY, P.A.

March 5, 2004

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2003

ASSETS

Cash	$ 10,684
TOTAL ASSETS	$ 10,684

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable	$ 113
TOTAL LIABILITIES	113
STOCKHOLDERS' EQUITY:	
Common Stock, $1 par value, authorized 1,000 shares, issued and outstanding 500 shares	500
Additional Paid-In Capital	22,894
Retained Deficit	(12,823)
TOTAL STOCKHOLDERS' EQUITY	10,571
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,684

The accompanying notes are an integral part of these financial statements.

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 117,000
Interest and Dividends	101
TOTAL REVENUE	117,101
EXPENSES:	
Compensation	117,000
Other Expenses	191
TOTAL EXPENSES	117,191
NET INCOME	$ (90)

The accompanying notes are an integral part of these statements.

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ (90)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in Income Taxes Payable	(17)	
Increase in Accounts Payable	17	
Total adjustments		
NET INCREASE IN CASH FROM OPERATING ACTIVITIES		(90)
CASH AT BEGINNING OF YEAR		10,774
CASH AT END OF YEAR		$ 10,684

The accompany notes are an integral part of these financial statements.

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balances at January 1, 2002	$ 500	$ 22,894	$ (12,733)	$ 10,661
Net Income			(90)	(90)
Balances at December 31, 2003	$ 500	$ 22,894	$ (12,823)	$ 10,571

The accompanying notes are integral part of these statements.

CREATIVE/CW EQUITIES CORPORATION
DECEMBER 31, 2003

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Corporation recognizes income and expenses on the accrual method of accounting for financial reporting purposes.

Depreciation of Equipment – Equipment totaling $3,953 is recorded at cost and was depreciated on an accelerated method of depreciation. For the current year, all equipment is fully depreciated and no depreciation expense is included in the statement of income.

Cash and Cash Equivalents - For the purposes of reporting cash flows, cash and cash equivalents include money market accounts with a maturity of three months or less.

NOTE 2 - INCOME TAXES

At December 31, 2003, the Corporation did not have federal or Maryland income tax due.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of December 31, 2003, the Corporation owes $113 to a 50% shareholder for expenses of the Corporation paid by said shareholder.

CREATIVE/CW EQUITIES CORPORATION
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

SCHEDULE I

Reconciliation pursuant to Rule 17a-5(d)(4) as of December 31, 2003:

Net Capital per annual audited financial statements	$ 10,571
Net Capital per compiled financial statements	$ 10,571

CREATIVE/CW EQUITIES CORPORATION
COMPUTATION OF NET CAPITAL AND
FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2003

SCHEDULE II

Computation of Net Capital:	$10,571
Total Stockholders' Equity from Statement of Financial Condition	
Total Ownership Equity Qualified for Net Capital, Net Capital before Haircuts on Securities Positions	10,571
Haircuts on Securities:	
Money Market Fund	0
Net Capital	$10,571
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 7
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (Greater of Minimum Net Capital required and Minimum Dollar Requirement)	$ 5,000
Excess Net Capital	$ 5,571
Excess Net Capital at 1,000% (Net Capital less 10% of Aggregate Indebtedness)	$ 10,560

Determination of the Reserve Requirements:

The firm does not hold funds or securities for customers, therefore, the firm is exempt from SEC Rule 15c3-3 under Section 15c3-3(k)(2)(i).

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE III

Balance, January 1, 2003	$ 0
Increases and Decreases	0
Balance, December 31, 2003	$ 0

BR COMPANY
BERLIN, RAMOS
&COMPANY, P.A.

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE BOARD OF DIRECTORS
CREATIVE/CW EQUITIES CORPORATION
BETHESDA, MARYLAND

In planning and performing our audit of the financial statements of Creative/CW Equities Corporation for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Creative/CW Equities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11200 Rockville Pike + Suite 115 + Rockville, Maryland 20852 + Telephone (301) 589-9000 + (301) 589-5464 Fax
CERTIFIED PUBLIC ACCOUNTANTS

BERLIN, RAMOS
& COMPANY, P.A.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Berlin, Ramos & Company, P.A.

BERLIN, RAMOS & COMPANY, P.A.

March 5, 2004